Shanda Exercises Redemption Right Under its Zero Coupon Senior Convertible Notes due 2014

Shanghai, China-October 15, 2007-Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that the holders of its US$275 million Principal Amount of Zero Coupon Senior Convertible Notes due 2014, or the Convertible Notes, have exercised their right to require the Company to repurchase approximately US$15 million in principal amount of the Convertible Notes. Shanda also announced that it has exercised its right to redeem all of the remaining outstanding Convertible Notes of approximately US$260 million in principal amount. The redemption is expected to occur on November 15, 2007, and The Bank of New York, the trustee under the Indenture with respect to the Convertible Notes, is expected to be the paying agent for the redemption.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

CONTACT

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)